Exhibit 99.1

Cytomed Therapeutics Limited Announces Pricing of Initial Public Offering

Singapore - April 13, 2023 — CytoMed Therapeutics Limited (“CytoMed” or the “Company”), a pre-clinical biopharmaceutical company focused on harnessing its licensed proprietary technologies to create novel cell-based immunotherapies for the treatment of human cancers, today announced the pricing of its initial public offering of its 2,412,369 ordinary shares at a price of US$4.00 per share, for gross proceeds of US$9,649,476.00 before deducting underwriting discounts, commissions and offering expenses. In addition, CytoMed has granted the underwriters a 45-day option to purchase up to an additional 361,855 ordinary shares solely to cover any over-allotments. The ordinary shares are expected to begin trading on the Nasdaq Capital Market under the ticker symbol “GDTC” on April 14, 2023, and the offering is expected to close on April 18, 2023, subject to customary closing conditions.

The net proceeds from the initial public offering will be used to advance the clinical development of the Company’s CTM-N2D product candidate; to continue technology development of the Company’s iPSC-gdNKT product candidate; to advance clinical development of the Company’s CTM-GDT product candidate; and the remainder to fund R&D activities and manufacturing expansion, and for working capital and general corporate purposes.

The Benchmark Company, LLC is acting as the Bookrunning manager and Axiom Capital Management, Inc. is acting as a co-managing underwriter, in connection with the offering.

The Securities and Exchange Commission (the “SEC”) declared effective a registration statement on Form F-1 relating to the shares on March 31, 2023. A final prospectus related to the offering will be filed and made available on the SEC’s website at http://www.sec.gov. The offering is being made only by means of a prospectus. Electronic copies of the final prospectus may be obtained, when available, from The Benchmark Company, LLC, 150 E 58th Street, 17th floor, New York, NY 10155, or by telephone at (212) 312-6700, or by email at prospectus@benchmarkcompany.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CytoMed

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a pre-clinical biopharmaceutical company focused on harnessing its licensed proprietary technologies to create novel cell-based immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. For more information about CytoMed, please visit www.cytomed.sg.

Forward Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed initial public offering and the anticipated use of the net proceeds. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and preliminary prospectus for the Company’s offering filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts:

Investors:

CytoMed Therapeutics Limited

Email: enquiry@cytomed.sg

Investor Relations:

Crocker Coulson, CEO, AUM Media

+1 (646) 652-7185

crocker.coulson@aummedia.org